From:    The Purchasers of TheMaven, Inc., Series J Convertible Preferred Stock – September 4, 2020 Financing

To: Ross Levinsohn and Robert Scott, jointly and severally

    I hereby give to James Heckman and Robert Scott, jointly and severally, with full right of substitution, the right to vote all shares of TheMaven, Inc. (“MVEN”) voting stock, including the Series J Preferred Stock of the MVEN over which I have voting control to vote in favor of any resolution presented to the shareholders of MVEN (a) to approve the Amendment (as defined in that certain Securities Purchase Agreement, dated September 4, 2020, among MVEN (b) to approve a reverse split of the common stock of the MVEN in any amount of 2 to 1 up to 100 to 1, such amount to be determined in the discretion of the Board of Directors, and the purchasers signatory thereto (the “Purchase Agreement”)). This agreement is given in consideration of, and as a condition to enter into such Purchase Agreement and is not revocable by me.

By: /s/ Daniel B. Wolfe
Name of Shareholder: 180 Degree Capital Corp. as investment adviser
Number of voting shares over which I have voting control: 5,250 shares of Series J Preferred Stock